

Julie Campbell · 2nd in

COO at Dine.Direct

San Francisco Bay Area · 500+ connections · **Contact info**

 Dine.Direct

Hult International Business School

Experience


Chief Operating Officer
Dine.Direct · Full-time
Aug 2020 – Present · 7 mos

 Home - Dine.Direct

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Be There Program Director (Operations)
Amnesty International
Sep 2017 – Aug 2019 · 2 yrs

Led the design and organizational set up of Amnesty's largest ever global human rights program of work (50M GBP) and restricted income fundraising appeal to support people whose lives have been torn apart by conflict.


Consultant- Women's Rights, Strategy and Program Start-up
Oxfam
Mar 2015 – May 2017 · 2 yrs 3 mos
Multiple

• Women's Empowerment and Care, Interim Program Manager (Inception), Oxfam and Surf/ Unilever Multi-Country Partnership, Zimbabwe and Philippines, (March 2016-2017)
• Multi-Country Women's Rights Program Development and Bid Lead, Oxfam Middle East and North Africa region, (April 2015 –March 2016)

 Surf/ Oxfam Partnership

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Consultant- Funding and Partnerships Advisor
Cash Learning Partnership
Oct 2014 – Mar 2015 · 6 mos
Oxford


Oxfam
6 yrs

Head of Office, (Previously Program Manager)
Jan 2012 – Jun 2014 · 2 yrs 6 mos
Gaza, Palestine

Strategic Leadership, Staff and Operational Management
Advocacy, Policy, Media and Representation
Programme Quality and Learning
Change Management .   ...see more

 Oxfam's Support to Palestine's top...

Regional Program Coordinator (Disaster Risk Reduction)
May 2010 – Dec 2011 · 1 yr 8 mos
South Caucasus (Armenia, Azerbaijan, Georgia)

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Education

Hult International Business School
MBA, Dean's List
2019 – 2020
Activities and Societies: Gender Intelligence Society

The London School of Economics and Political Science (LSE)
Master's Degree, Development Management, Merit
2006 – 2007

University of St. Andrews
Master's Degree, International Relations
2002 – 2006

Volunteer experience

Strategy and Metrics Consultant
Taproot Foundation
Mar 2017 – Jul 2017 • 5 mos
Children

• Developed a theory of change and metrics for measurement of STEM and work-readiness program to enable 80% of foster youth to be in meaningful employment by 25 years old by collaborating with Silicon Valley companies.

Founding Board Member & Current Chair
Orbeliani Georgia
Jun 2014 – Present • 6 yrs 9 mos
Civil Rights and Social Action

• Orchestrate the start of Orbeliani, an innovative online platform to promote learning that changes how 2,000+ activists and human rights defenders (notably women, youth and minorities) engaged with tools required to take positive action in their communities.
• Mentor to Director, collectively fundraised over $500K to support strategic development and growth.
https://orbelianimeti.ge
https://app.orbeliani.net/en/visitor/

Skills & endorsements

International Development · 9
Endorsed by **4 of Julie's colleagues at Oxfam**

NGOs · 9
Endorsed by **2 of Julie's colleagues at Oxfam**

Capacity Building · 8
Endorsed by **4 of Julie's colleagues at Oxfam**

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Recommendations

Received (1) Given (1)

Megan Esguerra, MMC, MBA
Advertising | Events | Project Management | Corporate Social Responsibility
August 21, 2020, Julie worked with Megan in the same group

Julie is a great teammate. She is very dedicated, passionate and driven. Her amazing leadership skills, coupled with an extensive professional experience make her a strong asset for any team, company or organization. In addition, she has an exceptional work ethic and ensures that she gives her best in ea... See more

Interests

DevelopmentAid - International Opport
26,873 members

Bill Gates in
Co-chair, Bill & Melinda Gates Foundation
31,521,176 followers

DevelopmentAid Recruitment Solutions
3,851 members

World Vision
503,344 followers

UN Women (Unofficial)
37,258 members

UNICEF
3,016,012 followers

See all